Exhibit 21.1

Subsidiaries of Semtech Corporation

•	Semtech Corpus Christi Corporation (Texas)

•	Semtech Corpus Christi S.A. de CV (Mexico

•	Semtech New York Corporation (Delaware)

•	Semtech San Diego Corporation (California)

•	Sierra Monolithics, Inc. (California)

•	Semtech Semiconductor (Chengdu) Co. Ltd. (China)

•	Semtech Semiconductor (Shanghai) Co. Ltd. (China)

•	Semtech Semiconductor (Shenzhen) Company Limited (China)

•	Semtech France SARL (France)

•	Semtech Germany GmbH (Germany)

•	Semtech Semiconductor Holdings Limited (Hong Kong)

•	Semtech Semiconductor (Malaysia) Sdn Bhd

•	Semtech (International) AG (Switzerland)

•	Semtech Neuchatel SARL (Switzerland)

•	Semtech Switzerland GmbH (Switzerland)

•	Semtech EMEA Ltd (United Kingdom)

•	Semtech Limited (United Kingdom)

•	Semtech Canada Inc. (Ontario, Canada)